Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.tbgbio.com/public/

TBG Diagnostics Receives Funding from Chinese Municipal Technology Bureau for HLA Typing Kit Development

●	Chinese Science and Technology Bureau funding validates TBG market strategy in China

●	Xiamen Municipal Bureau of Science and Technology coordinates research and development of science and technology for Xiamen Municipal Government.

●	Positive outcome for TBG research and development in Xiamen and China

Melbourne, Australia, 26 May 2016.  The Board of TBG Diagnostics Limited (ASX: TDL, OTC: PGLA) (the Company) is pleased to announce that the HLA Typing Kit developed by TBG Biotechnology (Xiamen) Inc. (“TBG Xiamen”) has received funding from the Xiamen Municipal Bureau of Science and Technology for Innovative Startups of 2016. This funding to TBG comes as a result of the company’s ongoing commitment to HLA Typing Kit development work that it is undertaking in Xiamen, China.

The total amount of funding provided by the grant is CNY 300,000 (approximately AUD 64,000), to be paid in two instalments as follows:

●	First payment (already received)	CNY 180,000 – paid after review and approval of proposal

●	Second and final payment

CNY 120,000 – expected to be paid in Q3 2017, after development of the HLA Typing Kit, completion of production lines and production trials, successful third party inspection, and application for patent approval.

The Xiamen Municipal Bureau of Science and Technology is the administrative department in Xiamen responsible for coordinating the development of science and technology in the municipality. The award of this grant ensures that TBG Diagnostics strengthens its portal into the Chinese market for its products and services and validates the strategy of the company as it pursues distribution of its innovation and products into greater Asian markets.

TBG Diagnostics Group COO, Mr Eugene Cheng commented, “We are very pleased to have been awarded this grant from the Xiamen Municipal Bureau of Science and Technology which encourages us to continue developing our relationships with the Chinese market and which we believe will further help develop our sales pipelines for the future.”

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

About TBG Diagnostics

TBG Diagnostics is a global molecular diagnostic (MDx) company operating in the IVD (in vitro diagnostics) industry. We are focused on the development, manufacture and marketing of molecular diagnostic kits, instruments and services

TBG Diagnostics is an established brand with a strong presence in the Asian market. From its plant in Xiamen, China it develops and manufactures:

●	Nucleic Acid Test (NAT) products
●	HLA typing reagents based on NAT technologies
●	Automation systems for NAT operations
●	IVD-related NAT kits and services

Products distributed to more than 22 countries. Major hospital and laboratory clients in USA, Taiwan, Germany, Portugal, China, Hong Kong and Singapore. Operating in the rapidly growing IVD market - US$53 billion in 2013 and expected to reach US$74.7 billion by 2020 Targeting further growth in China - fastest growing MDx market at CAGR of 27.9%. Extensive research and development pipeline targeting products for oncology, infectious diseases, transplants, transfusions, pharmacogenetics, autoimmune diseases and genetic diseases

About Xiamen Municipal Bureau of Science and Technology

Xiamen, the second largest city in Fujian province next to the capital Fuzhou, covers a total area of 1,516 square meters. As one of the five earliest special economic zones, with heavy investment from Taiwan and Hong Kong, it has been a city growing in strength. The Xiamen Municipal Bureau of Science and Technology is responsible for a wide range of science and technology programs and policies in the developing district of Xiamen. The Bureau supports research and development across science and technology, economics and health, communications, industrialisation, urbanisation, agriculture and trade. The Bureau is also responsible for administration of a broad range of enterprises, public institutions and public and private works. XiamenMunicipalBureauScienceTechnology